SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 4)

(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Semitool, Inc.

(Name of Subject Company (Issuer))

Jupiter Acquisition Sub, Inc. (Offeror)

Applied Materials, Inc. (Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

816909105

(CUSIP Number of Class of Securities)

Joseph J. Sweeney, Esq.

Senior Vice President, General Counsel

and Corporate Secretary

Applied Materials, Inc.

3050 Bowers Avenue

P.O. Box 58039

Santa Clara, California 95052-8039

(408) 727-5555

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Keith A. Flaum, Esq.

Lorenzo Borgogni, Esq.

Dewey & LeBoeuf LLP

1950 University Avenue, Suite 500

East Palo Alto, CA 92612

(650) 845-7000

CALCULATION OF FILING FEE

Transaction Valuation*: $373,489,952	Amount of Filing Fee**: $20,841

*	Estimated solely for the purpose of calculating the registration fee in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on the product of (i) $11.00 (i.e. the tender offer price) and (ii) 33,953,632, the estimated maximum number of shares of Semitool common stock to be acquired in the tender offer (which number is composed of 32,751,356 shares of Semitool common stock outstanding as of November 16, 2009, 1,192,226 shares of Semitool common stock issuable upon the exercise of outstanding options having an exercise price of less than $11.00 and 10,050 shares of Semitool common stock subject to restricted stock units).

**	The amount of the filing fee calculated in accordance with the Exchange Act, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11(d) under the Exchange Act and Fee Rate Advisory #3 for fiscal year 2010, issued October 30, 2009.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $ 20,841	Form or registration no.: Schedule TO-T
Filing Party: Applied Materials, Inc. and Jupiter Acquisition Sub, Inc.	Date Filed: November 19, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) that was originally filed with the Securities and Exchange Commission on November 19, 2009 by (i) Jupiter Acquisition Sub, Inc., a Montana corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Applied Materials, Inc., a Delaware corporation (“Applied”), and (ii) Applied. The Schedule TO relates to the purchase of all of the outstanding shares of common stock, no par value per share, of Semitool, Inc. at a purchase price of $11.00 per share, net to the seller in cash, without interest thereon and less any required withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1) and (a)(2) thereto, respectively. This Amendment is being filed on behalf of Acquisition Sub and Applied. The information set forth in the Offer to Purchase and the related Letter of Transmittal, is hereby expressly incorporated by reference in answer to Items 1 through 9 and 11 of this Amendment, and is amended and supplemented by the information specifically provided herein.

Capitalized terms used and not defined in this Amendment have the meanings assigned to such terms in the Offer to Purchase.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS.

Item 3 of the Schedule TO is amended and supplemented by amending and supplementing Schedule I of the Offer to Purchase as follows:

The following information is inserted at the end of Schedule I of the Offer to Purchase:

On December 7, 2009, Applied’s Board of Directors appointed Susan M. James to serve as a member of Applied’s Board of Directors and as a member of the Audit Committee of Applied’s Board of Directors, effective immediately.

Ms. James was a partner at Ernst & Young, serving as the partner-in-charge of the audit work for a significant number of technology companies, including Intel Corporation, Sun Microsystems, Amazon.com, Autodesk and the Hewlett-Packard Corporation. Ms. James joined Ernst & Young in 1975, became a partner in 1987, and since June 2006 has been a consultant to the firm. She also served on the Ernst & Young Americas Executive Board of Directors from January 2002 through June 2006. Ms. James is a certified public accountant and a member of the American Institute of Certified Public Accountants. She serves on the boards of directors of Coherent, Inc. and the non-profit Tri-Valley Animal Rescue. The business address of Ms. James is c/o Applied Materials, Inc., 3050 Bowers Avenue, P.O. Box 58039, Santa Clara, California 95052-8039.

All of the directors and executive officers of Applied and Acquisition Sub are citizens of the United States, except for the following: Franz Janker and Manfred S. Kerschbaum are citizens of Germany; Chris Bowers is a citizen of the United Kingdom; and Aart J. de Geus is a citizen of the Netherlands.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding thereto the following exhibit:

(a)(16)	Press Release issued by Applied Materials, Inc. on December 8, 2009 (incorporated by reference to the Form 8-K filed by Applied Materials, Inc. with the Securities and Exchange Commission on December 8, 2009).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

JUPITER ACQUISITION SUB, INC.

By:	/S/ THOMAS T. EDMAN
Name:	Thomas T. Edman
Title:	President

APPLIED MATERIALS, INC.

By:	/S/ JOSEPH J. SWEENEY
Name:	Joseph J. Sweeney
Title:	Senior Vice President, General Counsel
and Corporate Secretary

Dated: December 11, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase, dated November 19, 2009.*

(a)(2)	Form of Letter of Transmittal.*

(a)(3)	Form of Notice of Guaranteed Delivery.*

(a)(4)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(5)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(6)	Instructions for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)	Joint Press Release issued by Applied Materials, Inc. and Semitool, Inc. on November 17, 2009 (incorporated by reference to the Form 8-K filed by Applied Materials, Inc. with the Securities and Exchange Commission on November 17, 2009).

(a)(8)	Summary Newspaper Advertisement published in The Wall Street Journal on November 19, 2009.*

(a)(9)	Press Release issued by Applied Materials, Inc. on November 19, 2009.*

(a)(10)	Complaint captioned Stationary Engineers Local 39 Pension Trust Fund vs. Semitool, Inc., et al. (Cause No. DV-09-1461(B)) filed on November 19, 2009, in the Montana Eleventh Judicial District Court, County of Flathead.*

(a)(11)	Amended Complaint captioned Stationary Engineers Local 39 Pension Trust Fund vs. Semitool, Inc., et al. (Cause No. DV-09-1461(B)) filed on November 25, 2009, in the Montana Eleventh Judicial District Court, County of Flathead.*

(a)(12)	Complaint captioned Stern vs. Thompson, et al. (Cause No. DV-09-1513(C)) filed on November 30, 2009, in the Montana Eleventh Judicial District Court, County of Flathead.*

(a)(13)	Press Release issued by Applied Materials, Inc. on December 2, 2009.*

(a)(14)	Press Release issued by Applied Materials, Inc. on December 7, 2009.*

(a)(15)	Complaint captioned Marvel vs. Thompson, et al.. (Cause No. DV-09-1526(B)) filed on December 4, 2009, in the Montana Eleventh Judicial District Court, County of Flathead.*

(a)(16)	Press Release issued by Applied Materials, Inc. on December 8, 2009 (incorporated by reference to the Form 8-K filed by Applied Materials, Inc. with the Securities and Exchange Commission on December 8, 2009).

(d)(1)	Agreement and Plan of Merger, dated as of November 16, 2009, by and among Applied Materials, Inc., Jupiter Acquisition Sub, Inc. and Semitool, Inc.*

(d)(2)	Noncompetition Agreement, dated as of November 16, 2009, by Larry E. Murphy in favor of and for the benefit of Applied Materials, Inc.*

(d)(3)	Noncompetition Agreement dated as of November 16, 2009, by Raymon F. Thompson in favor of and for the benefit of Applied Materials, Inc.*

(d)(4)	Form of Tender and Support Agreement, dated as of November 16, 2009, by and among Applied Materials, Inc., Jupiter Acquisition Sub, Inc. and each of the following: Raymon F. Thompson and Ladiene A. Thompson (and/or related trusts); Howard A. Bateman; Donald P. Bauman; Timothy C. Dodkin; Daniel J. Eigeman; Charles P. Grenier; Steven C. Stahlberg; Steven R. Thompson; Larry E. Murphy; Larry A. Viano; James L. Right; Paul M. Siblerud; Klaus Pfeifer and Richard C. Hegger.*

(d)(5)	Consulting Agreement, dated as of November 16, 2009, between Applied Materials, Inc. and Raymon F. Thompson.*

(d)(6)	Offer Letter, dated as of November 16, 2009, between Applied Materials, Inc. and Larry E. Murphy.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.